RWE

RWE AG, Opernplatz 1, 45128 Essen, Germany

Investor Relations

Name Armin Baltzer
Telefon +49 (0)201-12-15279
Telefax +49 (0)201-12-15265
E-Mail [illegible]in.baltzer@rwe.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA


05009976

Essen, June 30, 2005

Change in adress of RWE AG

Dear Sirs:

We have noticed that our current company adress is still not the right one. We moved our company office from Kruppstraße 5, 45128 Essen to **Opernplatz 1, 45128 Essen, Germany**. Please take care for this change in adress.

With kind regards

(Armin Baltzer)

Enclosures

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

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U.S. Securities and Exchange Commission

RWE AG /FI (0000939380)

State location: I8

Business Address
KRUPSTRASSE 5 45128 ESSEN
GERMANY I8

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[Paper] Paper filings are available by film number from the SEC Public Reference Room.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 16

Form	Formats	Description	Filing Date	File Number
ARS	[html][text] 1 KB	[Paper]Annual Report to Security Holders Film# = 05009115	2005-06-20	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05006158	2005-03-01	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 04036999	2004-09-22	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 04010253	2004-03-03	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 03037877	2003-12-02	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 03032141	2003-09-22	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 03007006	2003-03-20	082-04018
SUPPL	[html][text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 02060734	2002-12-23	082-04018

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